SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of January 2011, Major League Baseball Properties, Inc. acquired control due to ownership of greater than 25% of the UCM Short Duration Fund’s (the "Fund") outstanding shares.  Major League Baseball Properties, Inc., owned 64.1% of the Fund and thus controlled the Fund as of that date.